Exhibit 99.2

China Lending Corporation Updates Its Proposal to Dispose of Feng Hui

BEIJING, URUMQI, China and HANGZHOU, China, Dec. 3, 2019 /PRNewswire/ -- China Lending Corporation ("China Lending" or the "Company") (OTC Pink Sheets: CLDOF), a non-bank financial corporation servicing micro-, small- and medium-sized enterprises in China, today announced that its subsidiary, China Industrial-Financial Holding Group Co., Ltd., and Zhejiang Zhongfeng Investment Management Co., Ltd. ("Zhongfeng"), have updated the framework agreement (the "Agreement") originally entered on August 12, 2019.

The Agreement had originally proposed that Zhongfeng would either acquire a 100% equity interest in Urumqi Fenghui Direct Lending Co., Ltd. ("Feng Hui"), or obtain control over and become the primary beneficiary of Feng Hui through contractual arrangements via a cash consideration of no less than RMB15 million. Zhongfeng has provided a non-refundable deposit of RMB500 thousand in connection with the Agreement.

After the execution of the Agreement, all parties have agreed that the minimum appropriate cash consideration should be reduced to RMB10 million from RMB15 million based on the amount of accounts receivable debt associated with Feng Hui.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank financial corporation and provides comprehensive financial services to micro-, small- and medium-sized enterprises, and individuals. China Lending has headquarters in Urumqi, the capital of Xinjiang Autonomous Region, and Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:
Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-571-8662 1775

Investor Relations:
Jack Wang
ICR Inc.
Email: ICR-TMT@icrinc.com
Phone: +1 646-224-6936

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